U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended: September 30, 1998

[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-K        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: __________________________________

     READ ATTACHED INSTRUCTION BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this Form shall be construed to imply that the Commission has verified any Information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the Notification relates:


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PART I - REGISTRANT INFORMATION

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         Full Name of Registrant:         XATA Corporation

         Former Name, if Applicable:      Not Applicable

         Address of Principal Executive Office (Street and Number):

                          151 East Cliff road, Suite 10

         City, State and Zip Code

                                    Burnsville, Minnesota 55337

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PART II - RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before The fifteenth calendar day following the prescribed due date; or the subject Quarterly report or transition report on Form 10-Q, or portion thereof will be Filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

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         During the year ended September 30, 1998, the registrant experienced significant negative developments including (i) the suspension of sales of one its products, Desktop Dispatch, and the reversal of the related revenues, and (ii) the under performance of certain of its non-core operations. In light of these negative developments, management and its audit firm are in the process of evaluating all of its assets and allowances to ensure that any previously established allowances and reserves remain sufficient. In addition, management is evaluating the possible discontinuance of certain operations, the sale of related assets and the potential impact of these actions on the registrant's remaining operations, and its liquidity and capital resources. For these reasons registrant is unable to complete the Form 10-KSB, by December 30, 1998, without unreasonable effort or expense.

         The Company expects to report a loss in the fourth quarter as well as for the fiscal year ended September 30, 1998.


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PART IV - OTHER INFORMATION

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(1)      Name and telephone number of person to contact in regard to this notification

                  Gary C. Thomas      612.707.5648


(2) Have all or other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)?

                                [X] Yes   [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ ] Yes   [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See explanation below:



                                XATA Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: December 29, 1998               By  /s/  Gary C. Thomas
      -----------------                  --------------------
                                         Gary C. Thomas, Chief Financial Officer